EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 30, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

REPSOL YPF

PREVIEW OF INCOME STATEMENT FOR SECOND QUARTER 2002

2Q 2001	2Q 2002	Variation (%)	2002 RESULTS (Euro Million)	1H 2001	1 H 2002	Variation (%)
			Unaudited figures			
742	471	-36.5	NET INCOME before EXTRAORDINARY ITEMS, NON-RECURRING ITEMS and GOODWILL AMORTISATION	1,439	913	-36.6
650	1,000	53.8	NET INCOME	1,245	1,302	4.6
1,417	844	-40.4	OPERATING INCOME	2,920	1,733	-40.7
1,523	1,267	-16.8	CASH – FLOW	3,101	2,421	-21.9
			Euro per share			
0.61	0.39	-36.5	EARNINGS before EXTRAORDINARY, NON-RECURRING ITEMS AND GOODWILL AMORTISATION	1.18	0.75	-36.6
0.53	0.82	53.8	EARNINGS	1.02	1.07	4.6
1.25	1.04	-16.8	CASH – FLOW	2.54	1.98	-21.9
1,220.8	1,220.8	---	AVERAGE NO. OF SHARES (Million)	1,220.8	1,220.8	---

HIGHLIGHTS

- **In the second quarter 2002, Repsol YPF net income before extraordinary and non recurring items and goodwill amortisation** was Eu471 million in comparison to Eu442 million a year earlier. Reported net income was Eu1 billion, showing an increase of 53.8% on the equivalent in 2001, and 231.1% in comparison to the first quarter 2002.

- **Total production in this second quarter 2002** was higher than the year before, even following the sale of part of the company's assets in Indonesia, with a production of 1,039,000 barrels of oil equivalent per day, in comparison to the 2001 second quarter figure of 1,029,500 equivalent barrels per day. On like-for-like terms, discounting the effect of asset sales and acquisitions, overall production in the second quarter 2002 was 7.3% higher than in the same quarter a year earlier.

- During this quarter Repsol YPF sold **a 23% stake in Gas Natural** SDG, and later, by PSO, it sold Enagas. These divestments amounted to Eu2,228 million, which together with the change in the consolidation method, had a very positive impact in reducing Repsol YPF net debt.

- **Net financial debt** at the end of this quarter was Eu8,960 million, falling Eu7,709 million in the quarter. The strength of the cash-flow generated this quarter, moderation in the investment schedule, divestments carried out over the period, the change in consolidation perimeters (Gas Natural and Enagas principally), and the favourable evolution of the euro/dollar exchange rate have all contributed to this debt reduction. As a result of the foregoing, the **net debt ratio** fell to 32.8% in comparison to 43.3% in the first quarter 2002, and the target set by the company for 2005 was reached well in advance.

- The **tax rate** estimated is 22%. Although this is a cautious estimate, the same as in the first quarter, this may fall considerably over the next quarters if the current evolution of exchange rates between the US dollar and the euro, peso and real continues.

- On April 21st last, the company held its **Annual General Shareholders Meeting**. Among the resolutions passed, it was decided to pay a gross total dividend against 2001 of Eu0.21 euros per share. This was 58% down on the previous year. This measure, adopted because of the situation in Argentina, is temporary and the company's normal dividend policy will be resumed as soon as current uncertainties are dispelled.

REPSOL YPF

THE SITUATION IN ARGENTINA

Despite the high political uncertainty, in recent weeks, the economic situation in Argentina has shown signs of relative stabilisation. Following a 14.3% reduction of GDP in the first quarter, a slight improvement is expected in the second. Industrial production indicators show certain non-seasonal growth in the month of June, which could indicate the end of the sustained fall in industrial production.

On the other hand, the slowing down of deposit withdrawals from banks has allowed the Central Bank to reduce the levels of liquidity assistance to companies and institutions, and establish an exchange rate at levels near the 3.60 pesos to the dollar mark, without losing reserves systematically. With this more stable exchange rate, inflation rates have fallen from a maximum monthly rate of 10.4% in April, to 4.0% in May and 3.6% in June. Retail prices (CPI) accumulate a 30.5% rise over the first half.

Finally, the country's improved fiscal results have reduced the deficit from 2,518 million pesos in the first quarter to 776 million in the second.

As for the oil sector, after the first months of uncertainty regarding the measures imposed by the government of Argentina (as already mentioned in our last two quarterly reports), on June 14 last, a series of measures was agreed between the government and the oil sector which dispelled part of those uncertainties, while confirming the traditional position of the country as regards the oil sector, of non intervention and price freedom (See annex 1 for more details).

These agreements may be resumed as follows:

- The free availability of 70% of foreign currency from exports.
- The limitation of crude oil exports to 36% of production, and the lifting of this restriction as soon as short-supply problems had been resolved. The derogation of the limit was signed on 26 July last, with effect as of 31 July.
- There is continued price freedom on the domestic market for refined products, with the commitment not to raise average retail prices for this product above MERCOSUR levels.
- The withdrawal of 5% export tax on gasoline. This tax was finally lifted as of 4 July last, and was therefore in place for only four months.
- Retentions on gas-oil will be reduced from 20% to 5%. This tax reduction is expected shortly.
- Export tax on LPG reduced from 20% 5%, finally approved on 11 July, with application from 1 June onwards. The 20% tax was in place for only one month.
- Gas prices for residential consumption are still in pesos. A general rise in tariffs is expected over the next few weeks. Export prices are free and several price increases are under negotiation for the various consumption sectors (power generation, industry and commercial).

The Argentine government is shortly expected to adopt the other measures necessary to bring the remaining agreements into force.

As in the last two quarters, the company has set aside a provision of Eu60 million against financial expenses to adjust the value of part of the debt contracted in dollars by some affiliates in Argentina, as a result of the differences in exchange rates caused by devaluation. The peso/dollar exchange rate at June 30 2002 was 3.75 pesos to the dollar. A further provision of Eu37 million has been set aside to this end in relation to unconsolidated affiliates.

As a result of the devaluation of the Argentine peso against the dollar during the quarter, a new Eu154 million adjustment was made on the company's asset value. Taking into consideration the Eu2,461 million in provisions already made in former quarters, 73.2% of assets in pesos have already been adjusted.

At 29 July 2002, the peso/$ exchange rate was 3.61, so additional adjustments would not be necessary.

REPSOL YPF

1. INTRODUCTION

1.1 Second quarter results

Net second quarter income before extraordinary and non-recurring items, and goodwill amortisation was 36.5% down on the equivalent for 2001, at Eu471 million. The table below gives a reconcilement of the company's results in the second quarter 2001 and first and second quarters 2002.

(Million Euros)	2Q01	1Q02	2Q02	1H01	1H02
Net income	**650**	**302**	**1,000**	**1,245**	**1,302**
Goodwill amortization	**169**	**139**	**147**	**329**	**286**
Accountable	75	64	58	152	122
Assigned to assets	94	75	89	177	164
Net extraordinary items	**-73**	**-156**	**-696**	**-67**	**-852**
Net non-recurring items	**-4**	**157**	**20**	**-68**	**177**
TOTAL Net Income before Goodwill, Extraordinary and Non-recurring items	**742**	**442**	**471**	**1,439**	**913**

Reported net income in the second quarter 2002 was Eu1 billion, 53.8% higher than the 2001 equivalent, mainly because of capital gains on the sale of 23% of Gas Natural SDG and the divestment of Enagas.

Operating income was 40.4% down on the year before, at Eu844 million, and net cash flow was 16.8% down, at Eu1,267 million.

In earnings per share, these went from Eu0.53 in the second quarter 2001 to Eu0.82 in the second quarter 2002. Year-on-year cash flow per share dropped from Eu1.25 in 2001 to Eu1.04 in 2002.

In this quarter, oil prices rose with respect to the first quarter 2002, although remaining below levels for the second quarter 2001. The impact of the crisis in Argentina continues to have a negative effect on the Company's results, which, nevertheless, have been improving gradually, as can be seen in the business-by-business analysis. The company's refining margin index was at its lowest for the past ten years, whilst marketing margins generally maintained normal levels, as in the first quarter. In chemicals, performance continued on the upward trend registered in the first quarter and for the first time in a year returned to positive operating figures. Income from the gas & power area continued to show growth in Spain and weakness in Argentina, although the presentation on our income statement has been affected by the proportional consolidation of 24% of the Gas Natural Group from the end of May onwards, resulting from the sale of 23% of Repsol YPF's holding in this company.

Despite the extremely difficult conditions in Argentina, it should be noted that the company has generated a net cash flow of Eu1,267 million during this quarter, 9.8% higher than the first quarter, thanks to the strength of its businesses outside Argentina, gradual improvement within Argentina itself, and the favourable evolution of oil prices.

1.2 First half results

First half net income before extraordinary and non-recurring items, and goodwill amortisation was 36.6% down on the equivalent for 2001, at Eu913 million. Operating income for the period was 40.7% down on the year before, at Eu1,733 million, and net cash flow was Eu2,421 million.

Net income for the six months was Eu1,302 million, 4.6% higher than the 2001 equivalent. Earnings per share went from Eu1.02 in the first half 2001 to Eu1.07 in the same period 2002. First half cash flow per share was Eu1.98, in comparison to the equivalent Eu2.54 in 2001.

Over the six months, benchmark oil prices rose progressively yet never to the levels registered in the first half 2001, and there was a substantial fall in crude realisation prices resulting from the crisis in Argentina, although this diminished as the period progressed. Refining margins were very much lower than in recent years, and marketing margins recovered to reach historical average levels. In chemicals, performance improved throughout the half year as international margins progressively recovered.

Finally, income from the gas & power area showed the strength of the Spanish market, whilst in Latin America they showed the impact of the crisis in Argentina.

1.3 Investments and divestments

Total investment in the second quarter 2002 was Eu602 million, 44.5% down on the equivalent period a year earlier. This fall is mainly the result of four factors: the termination of important investment projects in 2001 (PO/SM, Mega, Profertil, etc.), the contention policy set in place by the company for 2002, lower countervalue of investments in Argentina because of the peso devaluation and, finally, the change in the consolidation method for Gas Natural. Accumulative expenditure for the first six months was Eu1,322 million, 41% down year-on-year.

Divestments in the second quarter amounted to Eu2,330 million. On 16 May last, the sale was announced of a 23% stake in the company Gas Natural SDG, which resulted in a divestment of Eu2,008 million. A further Eu221 million divestment was booked from the sale of Enagas by Gas Natural SDG. Finally, a 3.71% stake in CLH was sold to DISA. Divestments over the first half 2002 amounted to Eu2,698 million, mainly carried out in the second quarter, together with the additional divestment of 18.55% of CLH to the Canadian company Enbridge, and 13.25% of Gas Natural Mexico to Iberdrola.

1.4 Financial debt

The Eu7,709 million reduction in net debt during the quarter was the consequence of the following:

- Net cash flow generated over the quarter, amounting to Eu1,267 million.
- Investments of Eu602 million.
- Divestments amounting to Eu2,330 million.
- A variation in working capital during the quarter, with an Eu194 million negative impact on financial debt.
- Changes in the consolidation perimeters, mainly for Gas Natural and Enagas, which cut reported debt by Eu3,017 million.
- The depreciation of the dollar against the euro, which fell from an exchange rate of 0.872/$ at March 31 2002 to 0.997/$ at 30 June 2002, reduced the reported financial debt figure by Eu2,019 million.

Net debt ratio at 30 June 2002, in terms of net debt to total book capitalization, was 32.8%, in comparison to 43.3% at the end of the first quarter 2002, thus fulfilling the net debt ratio target set by the company for 2005.

REPSOL YPF

2.- ANALYSIS OF RESULTS FOR EACH BUSINESS AREA

2.1. EXPLORATION AND PRODUCTION

Unaudited figures

SECOND QUARTER				JANUARY - JUNE		
2Q01	2Q02	% VARIATION		1H01	1H02	% VARIATION
735	435	-40.8	OPERATING INCOME (Million euros)	1,536	691	-55.0
1,029.5	1,039.0	0.9	PRODUCTION (Kboepd)	987.8	992.6	0.5
451	264	-41.5	INVESTMENTS (Million euros)	962	504	-47.6

Second quarter results

Operating income for this quarter was Eu435 million, in comparison to Eu735 million in the second quarter 2001, showing a year-on-year fall of 41%, and a 70% rise with respect to the Eu256 million in the first quarter 2002.

In order to make a year-on-year comparison in like-for-like terms, the following aspects should be remembered: the reclassification in the first and second quarters of 2002 of part of the taxes paid on activities in Dubai and Algeria, as explained in our previous quarter release, amounting to Eu 39 million, asset divestment in Indonesia, assets which contributed Eu67 million to the operating income during the second quarter 2001, and the Eu50 million of capital gains on this operation, booked in this quarter. If these three items were obviated, income would have been 48% down on the 2001 equivalent.

This lower performance was partly due to general circumstances, with which the market is familiar, and the exceptional circumstances in Argentina. In the second quarter 2002, the average price of WTI oil was $26.3 per barrel, below the $27.9 per barrel registered in the second quarter 2001. The average price of Brent oil was 8.5% lower than the year earlier equivalent, at $25.1 per barrel, and 18.1% higher than in the first quarter 2002. On the other hand, the euro strengthened against the dollar, reaching an average exchange rate of $0.92 to the euro, in comparison to $0.87 the year before. The Repsol YPF crude realisation price averaged $20.7 per barrel, in comparison to $23.8 per barrel in the second quarter 2001, and $15.4 per barrel in the first quarter 2002. The increase in the differential with respect to reference crude during 2002 has various causes. Firstly, a retention of 20% on crude exports from Argentina (7.4 million boe in the second quarter) began to be applied in the second quarter 2002. The second resides in the oil producing industry's decision to sell their production to the refining companies at a lower than market peso/$ exchange rate. As a result, domestic oil sales were effected at a discount of some 20% on the international price in April, and 10% from May onwards. The third reason is the larger percentage of heavy crude in the Repsol YPF basket following the sale of assets in Indonesia.

Average gas prices over the quarter were 55% lower than the 2001 equivalent. Gas prices in Argentina continued to be frozen in pesos without adjustment following the devaluation, except for exports. The effect of this situation was greater in the second quarter than in the first, in that devaluation increased, from a peso/$ exchange rate of 2.95 to 3.75.

These negative effects were partially offset by important operating cost savings arising from the devaluation of the Argentine currency. All these factors make a year-on-year comparison difficult, but it is possible to state that the situation has improved from the first to the second quarter of this year.

Devaluation has had a favourable effect by lowering the cost in euros of investments and the company's lifting costs. The Repsol YPF global lifting cost for the second quarter 2002 was $1.35 per boe, showing a 45% improvement over the second quarter 2001 due to the effect of assets sales in Indonesia, and the fact that part of the costs in Argentina (where lifting costs fell 40% to $1.28 per boe) are denominated in pesos.

Total production during the quarter was 1,039,000 boepd, 0.9% higher than in 2001, and up on the 945,600 boepd produced in the first quarter 2002. For a correct evaluation of these results, it should be noted that assets in Indonesia were sold at the beginning of the year, and these contributed 61,000 boepd in the second quarter 2001. If the comparison is made on equivalent terms, discounting the effect of asset divestments and acquisitions, overall production in the second quarter 2002 was 7.3% up on the year before, and rose 9.8% from the first to the second quarter 2002.

Crude oil and liquids production was 583,800 boepd, showing a year-on-year fall of 7.4%. The fields sold in Indonesia contributed 46,100 boepd in the second quarter 2001. On like-for-like terms, there would have been a slight drop of 0.1% from one year to the next. The highest increases in year-on-year oil production were registered in Quiriquire, Venezuela; Las Heras, Mendoza Norte, and Mendoza Sur, Argentina; Cravo Norte in Colombia and Chipiron in Spain.

Turning to gas, there was a 72 million m^3 per day gas production (equivalent to 455.200 boepd), showing a year-on-year rise of 14.1%, and a 26% rise in comparison to the first quarter 2002. In homogeneous terms, gas output would have increased 18.6%, with a 1.6% rise in Argentina and a 96.8% increase in production from other countries. The Quiriquire field in Venezuela surpassed its production plateau of 7.8 million m^3 in this second quarter, to reach 8.3 million m^3 per day, and there was a 30% year-on-year rise in production from Bolivia, consequence of higher gas exports to Brazil.

Important oil discoveries continued in the Murzuk Basin, Libya, where the company is building up a strong reserve base. The advance D2 well at block NC-186 has incorporated a large amount of proved oil reserves in the "D" structure, where a third well is being drilled, and where development authorization will shortly be requested. There are other discoveries pending appraisal, and a comprehensive collection of seismic data is being made, as these are large blocks with very high exploration potential.

Two additional discoveries were made in the San Jorge Gulf, Argentina: with the Greenbeek X-610 well in the Nanantiales Behr area, and the Estancia Saraí Oeste X-1 well, in the Los Perales-Las Mesetas area.

As described later on in the Extraordinary Results item, in this period the company has set aside a provision for its exploration and production assets in Mene Grande (Venezuela) for Eu206 million, as a consequence of the upward revision of royalties made by the government of the country and the revision of reserves.

First half results

Operating income in the first half 2002 was Eu691 million, in comparison to Eu1,536 million for the same period of 2001. First half 2002 income incorporates Eu50 million in capital gains on the sale of assets in Indonesia. First half 2001 income included Eu99 million of capital gains from asset divestment in Egypt and the taxes paid on operations in Dubai and Algeria.

Lower income this half-year was mainly the result of the aspects already mentioned in relation to the second quarter, as a result of which the Repsol YPF crude basket sold at an average price of $18.4 per barrel as against $24.2 per barrel in the first half of 2001.

It is worth noting that cash flow generated after investments in this half year is similar to the one generated in the first half of 2001.

Total first half production was 992,600 boepd, 0.5% higher than in first half 2001. On equivalent terms, that is on the basis of asset participations held in 2002, average daily production would have risen 7.6% from one year to the next. On equivalent terms, the rise in liquids would have been 1.7%, 9,900 barrels per day more, and 17.3% in gas, 9.5 million additional m3 per day. Total production for the period in Argentina was 0.8% down on 2001, at 707,700 boepd. Whilst oil and liquids production was 0.2% up, gas fell 2.3% year-on-year. The company has maintained the production level following the sale of part of its assets in Indonesia, and despite the economic crisis in Argentina.

Investments

Eu264 million were invested in this area during the second quarter 2002, 41.5% less than in the same period a year earlier. 88% of overall investment went to development during this second quarter, mainly in Argentina (60%), Venezuela (4%), Bolivia (16%) and Trinidad & Tobago (4%). Half year investment was Eu504 million, down 47.6% from the first half of 2001.

2.2.- REFINING & MARKETING

Unaudited figures

SECOND QUARTER				JANUARY - JUNE		
2Q01	2Q02	% VARIATION		1H01	1H02	% VARIATION
469	173	-63.1	OPERATING INCOME (Million euros)	827	469	-43.3
12,388	12,072	2.5	OIL PRODUCT SALES (Thousand tons)	24,311	24,577	1.1
772	805	4.2	LPG SALES (Thousand tons)	1,698	1,732	2.0
199	133	-33.2	INVESTMENTS (Million Euros)	386	217	-43.8

Second quarter results

Second quarter 2002 operating income from this business area was Eu173 million in comparison to Eu469 million a year earlier, and Eu296 million in the first quarter 2002. This performance was influenced by weak refining margins and a worsening of the situation in Argentina, partially offset by higher marketing margins in Spain and improved performance from the LPG division. As in the first quarter this year, the deconsolidation of CLH is noticeable in that this company contributed Eu37 million to operating income in the second quarter 2001. A reversion of Eu18 million of a provision to cover non-payments has also been included.

At $0.80 per barrel, the company's refining margin index was much lower than the $3.74 per barrel a year earlier, which was higher than historical levels, and below the $1.22 per barrel registered in the first quarter 2002. With regard to Spain and Peru, this index remains at levels lower than last year's, but somewhat higher than those of the first quarter 2002. In Argentina, the quarterly indicator is much lower year-on-year and quarter on quarter. From the first to the second quarter 2002, the distillation level fell 2.0%, and there was a year-on-year drop of 2.5%.

In Spain, overall Repsol YPF year-on-year sales rose 4.3%, due to higher fuel oil sales. Gasoline and gas-oil sales to our own network fell 1.9%. In Argentina, the sales of gasoline and gas-oil to our own network were 4.5% up. This figure contrasts with the 10% fall in demand for the first quarter, the increase in the apparent gas oil demand in April and May, and, to a lesser extent in June, when there was a general accumulation of this product. This brought about the introduction of new measures by the Argentine government (see appendix).

The Argentine crisis resulted in a negative impact on the operating income of Eu60 million.

LPG sales in Europe rose 4.5% with respect to first quarter 2001 because of favourable evolution of temperatures, despite competition from natural gas and power.

From 1 April onwards, the Spanish regulator raised commercialisation costs relating to the maximum price system for bottled LPG by 12.9%. This effect has made it possible to maintain income at a level similar to that for the same period last year, in spite of the lower international feedstock prices established by the maximum price setting formula.

Sales in Latin America posted a year-on-year growth of 4.4%, despite the crisis in Argentina, in part thanks to the incorporation of the Bolivian LPG company acquired last year.

First half results

At Eu469 million, accumulated income as of June 2002, showed a year-on-year fall of 43.3%.

This lower performance mainly resulted from the weakness of international refining margins, which suffered a 73% cutback in comparison to first half 2001 levels, and the economic difficulties in Argentina. In contrast, marketing margins and margins on LPG regained normal levels.

In Spain, gasoline and gas-oil sales to our own network fell 2.7% in comparison to first half 2001 figures, due to lower domestic gasoline consumption and the reduction of gas oil sales through low margin channels. In Argentina, sales were 2.8% lower, with a marked fall in demand for gasoline on the domestic market.

LPG sales in Europe remained stable with respect to the first half of 2001, mostly because of favourable evolution of temperatures, lower than the year before, and in spite of competition from alternative energies. As compared to last year, 2002 income was significantly boosted by wider margins, closely related to the evolution of international prices and the maximum price formula for bottled LPG.

In Latin America, there was a 6.6% increase in sales. Income grew, in spite of the economic situation in Argentina, due to the positive wholesale market performance and cost reduction.

Investments

Investments for the second quarter 2002 amounted to Eu133 million. These were mainly to upgrade units for the production of medium distillates (catalytic hydrocracker), enhancement of the service station network, and the development of the various LPG marketing products in both Spain and Latin America. First half 2002 investment was Eu217 million.

REPSOL YPF

2.3.- CHEMICALS

Unaudited figures

SECOND QUARTER				JANUARY - JUNE		
2Q01	2Q02	% VARIATION		1H01	1H02	% VARIATION
-9	66	833	OPERATING INCOME (Million euros)	8	49	512
812	1,016	25.1	SALES OF CHEMICAL PRODUCTS (Thousand tons)	1,660	1,791	7.9
44	20	-54.5	INVESTMENTS (Million Euros)	137	42	-69.1

Second quarter results

Second quarter 2002 operating income from chemical was Eu66 million, compared to a loss of Eu17 million in the first quarter 2002 and a negative figure of Eu9 million in the second quarter 2001. This figure includes an Eu4 milllion reversion of a provision for non-payments.

The much better performance from the first to the second quarter 2002 was mainly the result of a general improvement in international margins, which since April reflect a change in tendency in the petrochemical cycle, and a greater sales volume.

As compared to the last quarter, there has been considerable improvement in base chemical margins, in which higher sales prices have more than compensated for the rise in the cost of the feedstock (naphtha). Derivative chemicals have also shown better margins, especially in the case of polyolefin, styrene, aromatics and urea.

The year-on-year improvement in margins for both base and derivative chemicals also stands out. In base chemicals lower ethylene and propylene prices have been offset by an even greater reduction in naphtha prices, and derivative chemicals showed an important gain in margins on styrene, aromatics and urea, all products for which there has been a rise in international market prices.

In Argentina, income from chemical operations was Eu17 million, thanks to higher international margins on reference products and the positive impact of peso devaluation on fixed costs.

Overall sales of petrochemical products were 1,016 Kt, showing a rise of 31º% in comparison to the previous quarter, and 25% in comparison to the first quarter 2001.

First half results

Accumulated operating income from chemicals at June 2002 was Eu49 million, 512% up on the equivalent figure for 2001. This higher income was due to the significant improvement of derivative chemical income, caused by a 10% increase in sales, and to wider margins on some products in the international markets, especially styrene and aromatics. These factors, underpinned by a favourable sales mix, have amply compensated lower income from base chemicals. Our products in Argentine have also proved more competitive, as costs have been reduced by the peso devaluation.

Total sales of petrochemical products were 1,791 thousand tons, registering an 8% increase in comparison to the first half 2001. These higher sales were achieved by the consolidation of production from the PO/SM plant in Tarragona and the urea plant in Bahía Blanca (Profertil).

Investments

Second quarter 2002 investments in chemicals totalled Eu20 million and first half investments were Eu42 million. The main expenditure was on the projects underway (methanol plant) and in upgrading existing units.

REPSOL YPF

2.4.- GAS & POWER

Unaudited figures

SECOND QUARTER				JANUARY - JUNE		
2Q01	2Q02	% VARIATION		1H01	1H02	% VARIATION
236	171	-27.5	OPERATING INCOME (Million euros)	576	526	-8.7
89,739	110,072	22.7	GAS ACTIVITY SALES (GWh) (*)	180,000	215,535	19.7
66,341	76,721	15.6	GAS SALES (GWh) (*)	135,579	153,999	13.6
346	152	-56.1	INVESTMENTS (Million euros)	568	490	-13.7

1 GWh = 860,111 thermies

(*) For ease of comparison on equivalent terms, Metrogas activity in 2001 has been eliminated, and Gas Natural figures are presented at 100% for all affiliates.

Second quarter results

Second quarter 2002 operating income from the Repsol YPF gas and power area was 27.5% down on the same period a year earlier, at Eu171 million. This lower performance was because, since the end of May last, only 24% of Gas Natural income has been entered in this gas and power business area, as this company has consolidated by the proportional method since the sale of 23% of the company's stake in Gas Natural. If the latter had consolidated at 100% throughout the quarter, income would have been Eu55 million higher, reaching Eu226 million, showing a reduction of 4.2%. Gas Natural Group sales, which grew 12.3% over the quarter mainly because of high performance in Spain, were unable to fully compensate for the crisis undergone by the Repsol YPF gas business in Argentina.

As mentioned at the beginning of our first quarter 2002 report, as of 1 January 2002, Metrogas has consolidated by the equity method. Consequently, this company has made a nil contribution to operating income for this quarter.

Sales in the gas activity totalled 110,072 GWh, and were 22.7% higher than in the second quarter 2001, as a result of higher sales to Spanish thermal plants, transmission/ATR (Access of Third Parties to the Network) sales, and a sales' increase in Mexico, Colombia and Brazil.

We would like to highlight the following items relating to the Gas Natural Group in Spain during the second quarter 2002:

- 76,522 GWh were sold in this quarter, posting a year-on-year rise of 25.5%.
- 5,384 Gwh were sold to the residential and commercial sector, showing a 13.3% fall in comparison to equivalent 2001 figures. The number of residential and commercial customers was 4,044,000, showing an increase of 295,000 over the past twelve months.
- 30.762 GWh were sold to the industrial sector, showing a 5.6% drop on figures for the second quarter 2001, caused by the transfer of customers to the non-regulated market and growth in competition on this market.
- Other sales in Spain, at 40,376 GWh, registered a 82.0% increase. In this caption, higher sales were the result of growth in transmission and ATR sales, in demand from thermal power plants, and in sales of the trading activity.

The rapid liberalisation of the Spanish gas sector has produced a transfer of industrial customers from the regulated to the non-regulated market. Gas Natural Comercializadora S.A. sales this second quarter 2002 reached the equivalent of a 65% share of the liberalised market. The drop in market share was the result of marketing by other agents of the 25% portion of gas from Algeria, offered for tender at the end of 2001.

As for the sale of electricity, the company held an approximately 4% share of the liberalised power market, after winning 418 contracts, equivalent to an annualised consumption of 272 GWh. Sales in this second quarter 2002 reached 571 GWh. With relation to power generation, the start-up of 400 MW in San Roque and the recent synchronization of 400 MW in San Adrián de Besós have made it possible to generate the group's first kWhs of power in combined cycle. Power generated in the second quarter reached 450 GWh.

Gas & power operations in Latin America generated a result of Eu7 million in this quarter, and were lower than in 2001, despite a 16.7% increase in gas activity sales in physical units. The main reason for this sales' improvement was growth in Brazil (32.4% up on 2001 equivalent), Colombia (with a 13.6% year-on-year rise) and Mexico (82.9% up on the year before), which has compensated for a 6.6% fall in sales in Argentina. The main reasons for this drop lie in the unfavourable economic situation in Argentina, affecting sales, and devaluation of the local currency with a strong impact on margins. Higher sales in other countries in the region were unable to make up for this. The crisis in Argentina had a negative impact of Eu63 million on income for this quarter.

First half results

First half 2002 operating income from the Repsol YPF gas and power area was Eu526 million, showing a 8.7% fall from the Eu576 million obtained in the same period of 2001. This reduction was due to the proportional consolidation of 24% of Gas Natural Group since the end of May and the crisis in Argentina. If Gas Natural income had been consolidated at 100% for the entire six months, this aggregate would have been Eu55 million higher, at Eu581 million, showing a 0.9% increase. The difficult situation in Argentina has had a negative impact on the first half results of Eu81 million.

Investments

Investment in gas & power during the second quarter 2002 was Eu152 million and Eu490 million for the first half of the year. Of this expenditure, Eu156 million were spent on raising stakes in Brazil and Colombia. The remainder went to expanding natural gas transmission and distribution infrastructure and projects to increase integration of the gas-power chain. The change in the consolidation method had the effect of reducing investments.

REPSOL YPF

2.5. CORPORATE AND OTHERS

This caption reflects corporate overheads not attributable to operating areas, and in this second quarter 2002 registered an expense of Eu1 million. There was an expense of Eu2 million for the first half 2002.

3.- FINANCIAL RESULT

Net financial expenses for the second quarter 2002 were Eu246 million, showing a drop of Eu21 million over the second quarter 2001 figure of Eu267 million. Expenses this quarter included Eu60 million in foreign currency translation adjustments relating to the dollar denominated debt, which finances assets in Argentina denominated in pesos. Without these items, financial expenses directly relating to the amount of financial debt were Eu159 million, in comparison to Eu271 million in the second quarter 2001, and the Eu219 million in the first quarter 2002.

The interest coverage ratio, expressed as EBITDA over net financial expenses, was 8.3x for the second quarter 2002, improving the figure of 8.0x registered in the same period for the year 2001.

4.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

There was an expense for this quarter of Eu13 million, in comparison to an income of Eu7 million a year earlier. The second quarter 2002 figure includes a negative adjustment of Eu37 million resulting from devaluation of the peso. For 2002 this caption incorporates incomes of Eu7 million from Refining & Marketing companies, and losses of Eu7 million from Chemical companies (mainly Petroquímica Bahía Blanca), and of Eu9 million from Gas & Power companies, due to the negative performance of Central Dock Sud with losses of Eu19.5 million, and an income of Eu7 million from Atlantic LNG.

5.- GOODWILL AMORTISATION

Goodwill amortisation for the quarter was Eu58 million, in comparison to Eu75 million for the same quarter in 2001, and Eu64 million in the first quarter 2002.

The foregoing reduction was the effect of cancelling part of goodwill because of devaluation adjustments, thus lowering amortisation.

If all goodwill assigned to company reserves and other assets, not included in this caption, were added here, overall amortisation in the second quarter 2002 would have been Eu147 million, and Eu293 million in the first half 2002.

6.- EXTRAORDINARY ITEMS

There was an extraordinary income of Eu892 million in this quarter, resulting from the sale of 23% of Gas Natural SDG, which amounted to Eu1,079 million. Also the proportional part of the divestment in Enagas represented a positive income of Eu97 million and the sale of 3.71% of CLH contributed another Eu36 million.

This income also includes a negative Eu206 million as a provision for the E&P assets of Mene Grande, Venezuela, as a result of the upwards revision of royalties made by this country's government, and the revision of reserves.

7.- MINORITY INTERESTS

Income attributable to minority shareholders for the second quarter 2002 was Eu107 million, in comparison to Eu136 million in the same period 2001. The main variation in this caption was the inclusion of dividends on preference shares issued in May and December 2001, and Gas Natural SDG minorities after the change in consolidation method since the end of May.

REPSOL YPF

8.- TAXES

The tax on profit for this quarter is estimated at 22%. The considerable fall on the effective rate paid by the group in 2001 (39%) was mainly owing to the application in Spain of tax benefits on capital gains from the divestment of CLH, Enagas and Gas Natural, and the use in Argentina of tax credits generated in YPF as the result of losses produced by the peso/$ devaluation.

9.- HIGHLIGHTS

We would like to draw attention to the following events that have arisen since our last quarterly report:

- In **Exploration & Production**, in the third round of exploration concessions in Algeria, the Consortium led by Repsol YPF has won gas exploration and production blocks 351c and 352c, in the Reggane basin, in southern Algeria. These blocks have been the site of important gas discoveries and possess high exploration potential. In addition to Repsol YPF, operator with a 40% stake, the winning consortium comprises RWE Dea with 30%, and Edison Gas with 25%. The concession of these two blocks in Algeria is of great strategic importance, for they hold gas reserves very close to the Spanish market.

  In **Gas & Power**, on 17 May last, Repsol YPF successfully brought to a close the private share offering on 23% of Gas Natural SDG. The offer was 2.3 times oversubscribed, and was the largest private placement ever carried out within 24 hours in Spain. The sale generated Eu2,008 million for Repsol YPF, and was liquidated on 23 May last.

  In addition, Gas Natural completed the sale of Enagas through a share offering that was more than nine times oversubscribed. Enagas shares were floated on 26 June, at an initial price of Eu6.5 per share. Numerous institutional investors took part in the operation, including several Spanish financial institutions with a 6% stake, and BP Spain with a 5% stake.

- In the **Refining & Marketing** business area, as mentioned in our last quarterly report, the sale of a 5% stake in CLH to the Spanish company, DISA, was completed on 21 June last. Of this divestment, 3.71% belonged to the Repsol Group, and the remainder pertained to Cepsa and BP Oil.

  Additionally, now that the due diligence proceedings requested by the buyer have been successfully concluded without incidents or differences of any importance with respect to all the information supplied by the sellers, signature of the final sales contract of 5% of the shares of CLH to the company CHINA Aviation Oil, whose headquarters are in Singapore, will take place on July 31. As in the case of DISA, of this 5% of CLH shares that the Chinese company is acquiring, 3.71% belongs to Repsol YPF.

  At the Annual General Shareholders Meeting, held on 25 June last, new company by-laws were approved, in which the number of members on the Board of Directors was established at 20, and providing representation on the Board, as of that date onwards, of the two companies which recently became shareholders in the company: Enbridge with five members, and the Spanish company DISA with one. Shortly, and as commented in the previous paragraph, a new board member will be incorporated in representation of CHINA AVIATION Oil of Singapore.

  Finally, the hydrocracking unit in the Tarragona refinery came on stream in May as scheduled. The unit has a capacity of 1,400 thousand tons per year and its start-up was very successful. With this unit, it has been possible to increase the production of medium distillates, of which there was a deficit, and to anticipate the fulfilment of the 2005 sulphur specifications.

Madrid, 30 July 2002

REPSOL YPF

APPENDIX 1

GAS & OIL REGULATORY FRAMEWORK IN ARGENTINA. IMPACT ON REPSOLYPF

General Aspects

The basic framework regulating oil activity in Argentina has not undergone any changes due to the crisis, given that the Law that deregulated this sector, Decree 1589/89, continues to be in force. Some regulations and agreements of medium term duration have been introduced as emergency measures, based on the Economic Emergency Law (Law 25,561) such as the general measure that imposes taxes on exports and affects many other sectors. It should be noted that these emergency regulations do not derogate the 1589/89 Decree.

It is important to underline that there are two fundamental principles to the Argentine regulatory framework that have remained unchanged, and which arekey to evaluate the impact of the crisis on Repsol YPF:

- Price freedom for crude oil and oil products.
- Free availability in the exterior of 70% of foreign currency from crude oil and oil product exports.

The main change in the economic framework for the sector has occurred with the implementation of taxes on exports, based on the Economic Emergency Law (Law 25,561) which has a maximum temporary validity of 5 years. These taxes are not a specific measure for the oil sector, but affect the majority of products exported with a base 5% tax rate, which is increased to 20% in the case of crude oil and extensive agricultural products (grain, cereal), that is to say, two primary non transforming sectors.

These taxes of 20% or 5% are applied on the FOB sales price in pesos after tax, thus the net effect in dollars is 16.7% and 4.8%, respectively.

Some interim measures and voluntary agreements of a very limited duration, affecting the oil (crude and products) and natural gas business, were also introduced. These measures, which have had varied economic impacts on both sectors, are detailed below.

Oil and oil products

- During the month of April and the beginning of May, for a time there was a certain sensation of a short supply of gas-oil caused by the distortions resulting from devaluation: the accumulation of stocks by consumers for speculative reasons, greater product demand in the border cities from the consumers in neighbouring countries, lower activity in some refineries due to lower domestic crude availability and the suspension of imports due to lack of profitability, coinciding with a very high seasonal demand caused by agricultural activity.
- The Government adopted the following temporary measures in order to guarantee domestic market supply of crude oil, gas oil and LPG (during the winter).
    - Limiting crude oil exports to 36% of the production (until September 30th). This restriction does not affect Repsol YPF given the company's lower percentage of exports over its total production. The derogation of this limitation as of July 31st was signed on July 26th.
    - Taxes on LPG exports and an increase in gas oil export taxes, both to 20%. (until September 30, then becoming 5%)
    - Subjection of gas-oil exports to government approval (also lifted as of 26 July).
- In May, the major oil companies and the Regulator decided jointly to establish until July 31st a fixed price of 750 pesos per cubic meter for gas oil for transport (professional), which represents approximately 25% of total domestic gas oil consumption. The application of this price was intended to offset the initial natural imbalances produced by the marked devaluation in a sector such as transport, which is vital for the country's economy.
- Nevertheless and once supply had been guaranteed, on June 14th the Argentine Government and the oil sector agreed to ease the previous measures:
    - Elimination of taxes on gasoline exports from a 5% level. This measure was approved on July 4th last.
    - Reduction of taxes on LPG exports from 20% to 5% and a commitment until September 30th for LPG price stability at the levels charged at that date, which have represented an increase of 177% since January. This was finally ratified on July 15th.

- Decrease from 20% to 5% in taxes on gas-oil exports, which has not yet been approved.
- Ratification of gasoline and gas-oil price freedom on the domestic market, with a commitment to alignment with Mercosur prices and supply guarantee, with new price differentials for transport, higher than those at present. It should be kept in mind that consumers of the transport sector have enjoyed discounts according to consumption levels, introduced through systems such as discount cards, etc..

Natural Gas

Decree no. 214/02 ordered the transformation into pesos of all the obligations to pay sums of money, for any cause or from any origin expressed in U.S. Dollars at the exchange rate of one U.S. dollar (U$S 1 = one peso ($1). This transformation affected the obligations to pay for natural gas in U.S. dollars assumed by the local buyers in accordance with the relevant long-term natural gas Sales/Purchase Contracts. According to the stipulations of the mentioned Decree, a Reference Stabilization Coefficient, based on the Consumer Price Index, should be applied to the price, which was originally expressed in dollars, and transformed to pesos, at the time of each payment by the buyer.

This measure, whose implementation on the gas sector is dubious, is eased through the possibility of renegotiation of contracts when the price resulting from the pesification does not correspond to general market conditions or with product supply costs.

As for natural gas exports, these have been maintained in dollars, in accordance with Government clarifications in Decree no. 689/2002. At the same time, applying the previously mentioned renegotiation possibility, some of the industries that are net exporters have accepted paying a price that is totally or partially expressed in dollars. Sales abroad, plus those carried out to the abovementioned industries, make up approximately 30% of the annual sales volume, which is expressed in dollars.

It should be pointed out that gas exports, unlike those of crude oil and LPG, are not subject to any export tax.

Through a series of negotiations, between the country's Governmental authorities and the energy sector, there has been progress in the introduction of differential increases in the natural gas price according to the type of consumption (residential, commercial, industrial, and generation), foreseeing that this process will be completed in the short term.

Finally, concerning the future modification of public service natural gas distribution tariffs, there are ongoing negotiations of the measures implemented for public service contracts.

TABLES

SECOND QUARTER 2002 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - JUNE	
	2Q01	**1Q02**	**2Q02**	**2001**	**2002**
Operating income	1,417	889	844	2,920	1,733
Financial results	(267)	(389)	(246)	(575)	(635)
Equity on earnings of unconsolidated affiliates	7	(31)	(13)	12	(44)
Goodwill amortization	(75)	(64)	(58)	(152)	(122)
'Extraordinary items	111	200	892	101	1,092
Income before income tax and minority interests	1,193	605	1,419	2,306	2,024
Income tax	(407)	(133)	(312)	(784)	(445)
Net income before minority interests	786	472	1,107	1,522	1,579
Minority interest	(136)	(170)	(107)	(277)	(277)
Net income	**650**	**302**	**1,000**	**1,245**	**1,302**
Cash-flow after taxes	**1,523**	**1,154**	**1,267**	**3,101**	**2,421**
Net income per share (1)					
* Euros/share	0.53	0.25	0.82	1.02	1.07
* $/ADR	0.45	0.22	0.82	0.86	1.06
Cash-flow per share (1)					
* Euros/share	1.25	0.95	1.04	2.54	1.98
* $/ADR	1.06	0.82	1.03	2.15	1.98

(1) Calculated on 1,220,863,463 shares

1.18 euros per dollar in 2Q01
1.15 euros per dollar in 1Q02
1.00 euros per dollar in 2Q02

BREAK-DOWN OF REPSOL YPF OPERATING INCOME BY ACTIVITIES

(Million Euro)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - JUNE	
	2Q01	**1Q02**	**2T02**	**2001**	**2002**
Exploration & Production (1)	735	256	435	1,536	691
Refining & Marketing (2)	469	296	173	827	469
Chemicals (3)	(9)	(17)	66	8	49
Gas & Power (4)	236	355	171	576	526
Corporate and others (5)	(14)	(1)	(1)	(27)	(2)
TOTAL	**1,417**	**889**	**844**	**2,920**	**1,733**

BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW BY ACTIVITIES

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - JUNE	
	2Q01	**1Q02**	**2Q02**	**2001**	**2002**
Exploration & Production	1,124	589	850	2,291	1,439
Refining & Marketing (2)	687	462	306	1,237	768
Chemicals (3)	28	23	102	79	125
Gas & Power (4)	333	479	245	779	724
Corporate and others (5)	2	34	19	14	53
TOTAL	**2,174**	**1,587**	**1,522**	**4,400**	**3,109**

(1) Includes Repsol Exploration and YPF exploration activity. From 2001 includes Repsol YPF Brazil, previously a YPF affiliate.

(2) Refining and marketing includes: Repsol Petróleo, Petronor, Repsol Comercial de Productos Petrolíferos, La Pampilla Refinery and YPF. From 2001 includes Repsol YPF Brazil, formerly a YPF affiliate. LPG activity is conducted by Repsol Butano, Solgas, Repsol YPF Gas and Duragas. From 2001 also includes Lipigas activity

(3) Chemicals include: Repsol Petróleo, Petronor, Derivative Chemicals and YPF chemical activity.

(4) In 2001, includes 100% of Gas Natural and YPF. In 2002, includes 100% of YPF and 100% of Gas Natural from January to May and 24.042% in June.

(5) Includes mostly Repsol YPF overheads.

BREAKDOWN OF OPERATING INCOME BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

	JANUARY - JUNE							
	SPAIN		LATIN AMERICA		OTHER COUNTRIES		TOTAL	
	2001	2002	2001	2002	2001	2002	2001	2002
Exploration & Production	(11)	(6)	1,230	493	317	204	1,536	691
Refining & Marketing	584	350	233	111	10	8	827	469
Chemicals	9	24	(1)	25	-	-	8	49
Gas & Power	435	447	100	25	41	54	576	526
Corporate and others	(27)	(16)	-	34	-	(20)	(27)	(2)
TOTAL	**990**	**799**	**1,562**	**688**	**368**	**246**	**2,920**	**1,733**

	QUARTERLY FIGURES											
	SPAIN			LATIN AMERICA			OTHER COUNTRIES			TOTAL		
	2Q01	1Q02	2Q02	2Q01	1Q02	2Q02	2Q01	1Q02	2Q02	2Q01	1Q02	2Q02
Exploration & Production	(2)	(2)	(4)	645	190	303	92	68	136	735	256	435
Refining & Marketing	323	188	162	144	102	9	2	6	2	469	296	173
Chemicals	(7)	(25)	49	(2)	8	17	-	-	-	(9)	(17)	66
Gas & Power	121	305	142	73	18	7	42	32	22	236	355	171
Corporate and others	(14)	2	(18)	-	13	21	-	(16)	(4)	(14)	(1)	(1)
TOTAL	**421**	**468**	**331**	**860**	**331**	**357**	**136**	**90**	**156**	**1,417**	**889**	**844**

BREAK-DOWN OF OPERATING REVENUES BY ACTIVITIES

(Million euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - JUNE	
	2Q01	1Q02	2Q02	2001	2002
Exploration & Production (1)	1,990	1,106	1,509	3,812	2,615
Refining & Marketing (2)	8,495	7,223	7,256	16,537	14,479
Chemicals (3)	654	408	682	1,235	1,090
Gas & Power (4)	1,372	1,499	946	3,017	2,445
Corporate and others (5)	(1,012)	(1,056)	(1,180)	(2,140)	(2,236)
TOTAL	**11,499**	**9,180**	**9,213**	**22,461**	**18,393**

BREAK-DOWN OF INVESTMENTS BY ACTIVITIES (*)

(Million euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - JUNE	
	2Q01	1Q02	2Q02	2001	2002
Exploration & Production (1)	451	240	264	962	504
Refining & Marketing (2)	199	84	133	386	217
Chemicals (3)	44	22	20	136	42
Gas & Power (4)	346	338	152	568	490
Corporate and others	46	36	33	82	69
TOTAL	**1,086**	**720**	**602**	**2,134**	**1,322**

(*) Not including capitalized deferred expenses

(1) Includes Repsol Exploration an d YPF exploration activity. From 2001 includes Repsol YPF Brazil, previously a YPF affiliate.

(2) Refining and marketing includes, Repsol Petróleo, Petronor, Repsol Comercial de Productos Petrolíferos, La Pampilla Refinery and YPF. From 2001 includes Repsol YPF Brazil, formerly a YPF affiliate. LPG activity is conducted by Repsol Butano, Solgas, Repsol YPF Gas and Duragas. From 2001 also includes Lipigas activity

(3) Chemicals include: Repsol Petróleo, Petronor, Derivative Chemicals and YPF chemical activity.

(4) In 2001, includes 100% of Gas Natural and YPF. In 2002, includes 100% of YPF and 100% of Gas Natural from January to May and 24.042% in June

(5) Mainly includes adjustments for sales between the various business areas.

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

	DECEMBER 2001	JUNE 2002
Net fixed assets	39,023	27,392
Long term financial assets	309	262
Cash and current investments	4,187	3,087
Other current assets	7,920	6,331
TOTAL ASSETS	**51,439**	**37,072**
Shareholders' equity	14,538	13,784
Provisions	1,397	929
Minority interests	6,591	4,346
Non interest bearing liabilities	2,335	1,306
Financial loans	13,488	8,561
Current financial debt	7,563	3,748
Other current liabilities	5,527	4,398
TOTAL EQUITY / LIABILITIES	**51,439**	**37,072**

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

(Million euros)

(Unaudited figures)

	JANUARY - JUNE		2Q	
	2001	2002	2001	2002
CASH-FLOW FROM OPERATIONS				
Net income	1,245	1,302	650	1,000
Adjustments to reconcile net income to net cash provided by operating act				
Amortizations	1,596	1,541	813	778
Net Provisions	79	242	23	178
Minority interest	277	277	136	107
Income from asset divestments	(167)	(1,167)	(141)	(882)
Deferred taxes and others	71	226	42	86
SOURCES OF FUNDS	3,101	2,421	1,523	1,267
Changes in working capital	(132)	(418)	(308)	(89)
	2,969	2,003	1,215	1,178
CASH-FLOW FROM INVESTING ACTIVITIES				
Investments:				
Capital expenditures	(1,666)	(1,053)	(902)	(534)
Investments in intangible assets	(35)	(31)	(18)	(16)
Financial investments	(265)	(53)	(159)	(25)
Acquisition of shareholdings in consolidated subsidiaries	(168)	(185)	(7)	(27)
Total investments:	(2,134)	(1,322)	(1,086)	(602)
Capitalized deferred expenses	(104)	(21)	(89)	(8)
	(2,238)	(1,343)	(1,175)	(610)
Divestments	910	2,419	315	2,002
	(1,328)	1,076	(860)	1,392
CASH-FLOW FROM FINANCING ACTIVITIES				
Loan proceeds and other long-term debt	1,043	24	683	0
Repayment of long term loans and other noncurrent liabilities	(931)	(313)	(535)	(75)
Variation in current financial assets	(2,022)	(2,629)	(1,188)	(2,479)
Subsidies received	45	85	6	57
Minority interest contributions	1,000	0	1,000	0
Provisions and others	(155)	(118)	(64)	(64)
Dividends paid	(674)	(129)	(228)	(115)
	(1,694)	(3,080)	(326)	(2,676)
Net change in cash and cash equivalents	(53)	(1)	29	(106)
Cash and cash equivalents at the beginning of the period	361	278	279	383
Cash and cash equivalents at the end of the period	308	277	308	277

ANNEX II

OPERATING HIGHLIGHTS

OPERATING HIGHLIGHTS

OPERATING HIGHLIGHTS	UNIT	2002 1Q	2002 2Q	2002 January-June	2001 1Q	2001 2Q	2001 January-June	% Variation 2002/2001
-HYDROCARBON PRODUCTION	K Boed	946	1,039	993	946	1,030	988	0.5%
.Production in Spain	K Boed	7	5	6	8	3	5	15.7%
-Crude Oil	K Boed	7	5	6	2	3	3	135.2%
-Gas	K Boed	0	0	0	5	0	3	-100.0%
.Production in Argentina	K Boed	660	755	708	665	760	713	-0.8%
-Crude Oil	K Boed	436	435	435	424	445	434	0.2%
-Gas	K Boed	224	320	272	241	315	279	-2.3%
.Production other countries	K Boed	279	279	279	273	267	270	3.4%
-Crude Oil	K Boed	144	144	144	195	183	189	-23.9%
-Gas	K Boed	135	135	135	77	84	81	67.3%
-CRUDE OIL PROCESSED	M toe	12.3	12.0	24.3	12.5	12.3	24.8	-2.3%
-Spain	M toe	7.8	7.3	15.0	7.8	7.4	15.2	-1.1%
-Argentina	M toe	3.6	3.7	7.3	3.7	3.8	7.5	-2.5%
-Other countries	M toe	0.9	1.0	1.9	1.0	1.1	2.1	-10.3%
-SALES OF OIL PRODUCTS	Kt	12,504	12,072	24,577	11,923	12,388	24,311	1.1%
.Sales in Spain								
-Gasoline	Kt	986	1,093	2,079	989	1,081	2,070	0.4%
-Gasoil/Kerosene	Kt	3,921	3,667	7,589	3,864	3,587	7,451	1.8%
-Fueloil	Kt	1,716	987	2,703	814	793	1,607	68.2%
-Ohers	Kt	438	581	1,019	516	593	1,109	-8.2%
.Sales in Argentina								
-Gasoline	Kt	355	332	686	395	345	741	-7.3%
-Gasoil/Kerosene	Kt	1,206	1,386	2,592	1,368	1,444	2,812	-7.8%
-Fueloil	Kt	16	12	28	26	26	52	-46.7%
-Others	Kt	390	396	787	421	427	848	-7.2%
.Other countries								
-Gasoline	Kt	896	1,081	1,977	727	1,193	1,920	3.0%
-Gasoil/Kerosene	Kt	1,272	1,096	2,368	1,041	1,162	2,202	7.5%
-Fueloil	Kt	819	930	1,750	1,341	1,268	2,609	-32.9%
-Others	Kt	488	511	999	422	468	890	12.2%
-SALES OF PETROCHEM. PROD.	Kt	775	1,016	1,791	848	812	1,660	7.9%
.By geographical areas								
-Spain	Kt	318	332	650	291	279	570	14.0%
-Argentina	Kt	109	116	225	83	151	234	-3.9%
-Other countries	Kt	349	568	917	475	382	856	7.0%
.By type of product								
-Base petrovhemicals	Kt	159	195	353	190	161	351	0.5%
-Derivative petrochemicals	Kt	617	821	1,438	658	651	1,309	9.9%
-SALES OF GAS								
.LPG	Kt	927	805	1,732	926	772	1,698	2.0%
-Spain	Kt	658	486	1,144	676	465	1,141	0.3%
-Argentina	Kt	71	103	174	74	115	189	-7.6%
-Other countries (1)	Kt	198	216	414	176	192	368	12.6%
.NATURAL GAS (2)	GWh	77,278	76,721	153,999	69,238	66,341	135,579	13.6%
-Spain	GWh	61,009	57,024	118,033	55,733	49,215	104,948	12.5%
-Argentina	GWh	3,760	7,475	11,235	4,435	7,951	12,386	-9.3%
-Other countries	GWh	12,508	12,223	24,731	9,070	9,175	18,245	35.6%

(1) Includes Repsol Butano trading and from 1st january 2001 45% of Lipigas sales in Chile. Also includes from 1st October 2001 sales in Bolivia

(2) For ease of comparison on equivalent terms, Metrogas activity in 2001 has been eliminated, and Gas Natural figures are presented at 100% for all affiliates. It does not include transmission/ATR sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: July 30, 2002

By:
Name: Carmelo de las Morenas
Title: Chief Financial Officer